Exhibit 99.1

58.com to Hold Annual General Meeting on December 19, 2019

BEIJING, Dec. 2, 2019 /PRNewswire/ -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China's largest online market place for classifieds, today announced that it will hold its annual general meeting of shareholders (“AGM”) on Friday, December 19, 2019, at 2:00 p.m. (local time), at 42/F Edinburgh Tower, The Landmark, 15 Queen’s Road Central, Hong Kong. The record date is December 2, 2019.

A notice of the AGM describing the matters to be considered during the meeting is available via the AGM link in the Events & Presentations section at the Company’s investor relations website at http://ir.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China's largest online market place for classifieds, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company's online marketplace enables local business users and consumer users to connect, share information and conduct business. 58.com's broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com's strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect. For more information on 58.com, please visit http://www.58.com.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com